Exhibit 99.4 - President's Letter to Shareholders - Reason for Offering


         C O A S T A L C A R I B B E A N O I L S & MI N E R A L S, LTD.


                                                           _________ __, 2002


    To:   COASTAL CARIBBEAN OILS & MINERALS, LTD. SHAREHOLDERS


Dear Fellow Shareholders:

         Enclosed with this letter are materials relating to an offering to the Company's shareholders to purchase shares of the Company's common stock. The funds to be raised through this offering would be used for general corporate purposes and to continue the Company's litigation against the State of Florida in which our majority owned subsidiary, Coastal Petroleum Company ("Coastal"), seeks compensation for the State's taking of Coastal's 224-A drilling lease offshore Florida.

         This offering is necessitated by the fact that, although the litigation is proceeding to trial in September, our present cash resources are insufficient to litigate our claim to conclusion. After many years of litigation with the State of Florida, we are closer than ever to a potential recovery from one of Coastal's leases, but we need the financial resources to continue. As we have come to expect, the State has continued to spare no expense in the litigation.

         A brief history is in order. More than 10 years ago, Coastal sought permits to begin new drilling on its 880,000 acre leases offshore Florida's West coast in the Gulf of Mexico. The State of Florida effectively denied drilling permits by attempting to impose extraordinary conditions on Coastal Petroleum. Illustrative of those conditions was the State's attempt to require a $4.3 billion bond, the largest on record in the history of our industry.

         Coastal challenged the State's attempt to impose its extraordinary bond and, after an extensive hearing, an administrative law judge recommended that the State issue Coastal's permit to drill one of its prospects on Lease 224-A with a reasonable surety of $225 million. The State then applied a policy of "no offshore drilling" and denied the permit. Upon Coastal's appeal of the denial, the First District Court of Appeal held that under the constitutional provisions protecting property, the State could deny the permit, but that the State's permit denial would be unconstitutional "if just compensation is not paid for what is taken." Subsequently, the Appeal Court stated that whether the denial of the permit constituted a taking of Coastal's property should be determined by the Circuit Court.

         After the Appeal Court's ruling, it was clear to us that the State would never issue a drilling permit to Coastal. Coastal then added to its legal team one of the pre-eminent property rights law firms in the State of Florida, the Tampa firm of Gaylord, Merlin, Ludovici, Diaz and Bain. Gaylord Merlin, together with Angerer and Angerer, a firm with extensive oil and gas experience which has represented the Company for many years, filed a 25 page complaint on behalf of Coastal on January 16, 2001.

         The complaint seeks compensation for the State's taking of Coastal's property rights to explore for oil and gas and recites much of the history of the State's efforts to prevent drilling. We believe that the law of Florida is that Coastal holds a constitutionally protected property interest in Lease 224-A which was granted by the State of Florida for the purpose of exploring for and producing oil. We further believe that the State has denied Coastal the use of its lease which Coastal has paid lease rentals to protect until the day Coastal could realize the benefits of drilling and production. As important as any of the rights we enjoy as Americans is the right to protect private property from a public taking without compensation.

         On November 27, 2001, the Circuit Court set September 30, 2002 as the date for a two week trial on the taking phase of the litigation. At that trial, we expect to present expert testimony that compensation to Coastal for the taking of Lease 224-A should be at least $1 billion.

         The State has aggressively defended Coastal's action. It makes several arguments, including that Coastal's leases are not constitutionally protected property, that the denial of one permit does not constitute a taking of the entire value of Coastal's leases, and that Coastal agreed in a 1976 Settlement Agreement with the State to obtain environmental permits, which it has failed to do.

         Between now and September, there will be intense activity in the litigation. The State has already made substantial requests for document production and noticed at least __ depositions in addition to other discovery depositions required by Coastal. As you are well aware, any litigation is always costly, and litigating against a powerful state with so much at stake is especially expensive. If we are successful at the trial level, we fully expect that the State would appeal the judgment.

         We have taken significant steps to conserve our cash during this important time in the Company's history. Until the Company is in a healthier financial position, the Company's directors, officers, counsel and administrative consultants have agreed to defer one half of their fees.

         You, the shareholders, have steadfastly supported your Company for many years. We must once more ask for your financial support and sincerely hope this will be the last time such support will be necessary.

         Unfortunately, we are unable to give you any assurances that Coastal will be successful in the litigation. There are many risks associated with an investment in the Company and I urge you to please read the enclosed Prospectus carefully before making your investment decision. Thank you again for your loyalty to the Company.

                                                     Very truly yours,


                                                     Benjamin W. Heath
                                                     Chairman


Statements in the foregoing letter are qualified in their entirety by the Prospectus dated ___________, 2002. Statements which are not historical in nature are intended to be, and are hereby identified as, "forward looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995. The Company cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. Among the risks and uncertainties are: the uncertainty of any decision favorable to Coastal Petroleum Company in its litigation against the State of Florida; the substantial cost of continuing the litigation; and the risks and uncertainties set forth in the Prospectus dated __________, 2002, relating to an offering of the Common Stock of Coastal Caribbean Oils and Minerals, Ltd.